Term sheet 1 To prospectus dated October 10, 2006, and prospectus supplement dated November 13, 2006	Registration Statement No. 333-137902 Dated November 13, 2006; Rule 433

Deutsche Bank AG

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Callable Fixed Rate Notes due December 1, 2008

General

•	Senior unsecured obligations of Deutsche Bank AG maturing December 1, 2008.
•	Minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.
•	The notes are expected to price on or about November 27, 2006 and are expected to settle on or about November 30, 2006.

Key Terms

Issue Price:	100%
Maturity Date:	December 1, 2008
Interest Rate:	Not less than 4.75% per annum, payable on the basis of a 360-day year composed of 12 30-day months. The actual interest rate will be set on the pricing date and will not be less than 4.75%.
Interest Payment Dates:	May 31, 2007, November 30, 2007, June 2, 2008 and December 1, 2008, or if any such day is not a business day, the next succeeding business day.
Call Provision:

The notes may be called by the Bank on May 31, 2007 and on each Interest Payment Date after May 31, 2007. Upon a call, you will receive the principal amount of your notes plus the final interest payment.

Call Notice Dates:	The Bank will provide notice of any call at least five business days prior to the date the notes are called.

Investing in the Callable Fixed Rate Notes involves a number of risks. See “Selected Risk Considerations” in this term sheet.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement and this term sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us
Per Note	$	$	$
Total	$	$	$

(1)	In no event will the fees and commissions received by Deutsche Bank Securities Inc. exceed $10.00 per $1,000 principal amount note. For more detailed information about fees and commissions, please see “Supplemental Underwriting Information” on the last page of this term sheet.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Deutsche Bank Securities

ADDITIONAL TERMS SPECIFIC TO THE NOTES

•	You should read this term sheet together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 relating to our Series A global notes of which these notes are a part. You may access these documents on the SEC Web site at www.sec.gov. Our Central Index Key, or CIK, on the SEC Web site is 0001159508. As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

•	This term sheet contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

Selected Risk Considerations

An investment in the notes involves risks.

•	THE NOTES MAY BE CALLED PRIOR TO THE MATURITY DATE – We may call the notes beginning on May 31, 2007 and on each Interest Payment Date after May 31, 2007. If we call the notes, you will bear the risk of reinvestment, which may be at rates of return less than you would have received had we not called the notes.

•	LACK OF LIQUIDITY – The notes will not be listed on any securities exchange. Deutsche Bank Securities Inc. intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes prior to maturity is likely to depend on the price, if any, at which we or our affiliates are willing to buy the notes.

•	MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES – The value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the time to maturity of the notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Description of Notes

The notes mature on December 1, 2008. We will pay interest on the notes at a rate of not less than 4.75% per annum, calculated on the basis of a 360-day year of 12 30-day months. The actual interest rate will be determined on the pricing date. Interest will be payable on May 31, 2007, November 30, 2007, June 2, 2008 and December 1, 2008. If any day on which a payment of interest or principal is due is not a business day, the payment shall be made with the same force and effect on the next succeeding business day, but no additional interest will accrue as a result of the delayed payment.

We may call the notes on May 31, 2007 and any Interest Payment Date after May 31, 2007. In the event of a call, we will provide notice of the call at least five business days before the date the notes are called. Notice will be provided to The Depository Trust Company, the holder of the global note.

Governing Law

The notes will be governed by and interpreted in accordance with the laws of the State of New York.

Supplemental Underwriting Information

Deutsche Bank Securities Inc., acting as agent for Deutsche Bank AG, will receive a commission that will depend on market conditions on the pricing date. In no event will that commission exceed $10.00 per $1,000 principal amount note.

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